D: +852 2532 3783

  szhao@cgsh.com

September 29, 2022

VIA EDGAR

Stacie Gorman

Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FLJ GROUP Ltd (formerly known as Q&K International Group Limited) Amendment No.1 to Registration Statement on Form F-3 Filed August 26, 2022 File No. 333-258187

Dear Ms. Gorman and Ms. Mills-Apenteng:

On behalf of our client, FLJ Group Limited (formerly known as Q&K International Group Limited), a company incorporated in the Cayman Islands (the “Company”), we are filing herewith the pre-effective amendment No. 2 to the Company’s registration statement on Form F-3 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated September 22, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

Amendment No. 1 to Registration Statement on Form F-3 filed August 26, 2022

Our Company

Risks Related to Doing Business in the PRC, page 19

1.

Refer to prior comment 5. Please expand this summary section to specifically address the principal risk factors related to doing business in the PRC, including each of the risks referenced in our comment. In addition, as previously requested, for each of the bulleted risk factors listed in this section, please include cross references, with page numbers, to the more detailed discussion of these risks in the prospectus.

Please refer to the revised disclosure in the sections headed “Our Company—Summary of Risk Factors” beginning on page 19 and “Risk Factors— Risks Related to Doing Business in the PRC” beginning on page 22 of the Registration Statement.

Securities and Exchange Commission

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, and Chengcai Qu, the Chairman, Chief Executive Officer, Chief Operating Officer and Vice President of the Company, by phone at +86-21-6422-8532 or via e-mail at ccqu@qk365.com or Zhichen (Frank) Sun, Chief Financial Officer of the Company, by phone at +86-21-6422-8532 or via e-mail at frank@qk365.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:        Chengcai Qu, Chairman, Chief Executive Officer, Chief Operating Officer and Vice President, and Zhichen (Frank) Sun, Chief Financial Officer, FLJ Group Limited